SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.

                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):  82-______________

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated February 28, 2005.


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ELBIT SYSTEMS LTD.
                                    (Registrant)


                                    By:    /s/ Ilan Pacholder
                                           -------------------------------------
                                    Name:  Ilan Pacholder
                                    Title: Corporate Secretary

Dated:  March 1, 2005

    Exhibit No.            Description
    -----------            -----------
    1.                     Press release, dated February 28, 2005.

                                                                       EXHIBIT A

    Elbit Systems Shareholders Approve the Agreements Related to the Purchase
                   of Tadiran Communications Shares from Koor



     February 28, 2005, Elbit Systems Ltd. (the "Company") (Nasdaq NM: ESLT) announced that at its Extraordinary General Meeting of Shareholders held today at the Company's offices in Haifa, all of the proposed resolutions described in the Proxy Statement to Shareholders dated February 7, 2005, were approved by the required majority. The items included:


1. The approval and ratification of the agreements entered into by the Company on December 27, 2004 regarding the purchase from Koor Industries Ltd. ("Koor") of Koor's ordinary shares in Tadiran Communications Ltd. ("Tadiran"); and

2. The election of Mr. Nathan Sharony, who currently serves as an External Director on the Company's Board of Directors, to an additional three-year term as an External Director.


This approval by the Company's shareholders of the agreements relating to the purchase of the Tadiran shares is one of the conditions required for the completion of the transaction relating to the purchase of the Tadiran shares. The transaction had previously been approved by the Company's Audit Committee and Board of Directors. The parties are in the process of obtaining the remaining required approvals to complete the transaction.